SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020
_______________________

BioLineRx Ltd.

(Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel

 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

       Yes ☐          No ☒

Further to its Current Report on Form 6-K dated January 30, 2020, the registrant announces the following results of an Extraordinary General Meeting of Shareholders which was held on March 5, 2020 at 3:00 p.m. (Israel time):

The proposal to amend the Company’s Compensation Policy for Executives and Directors with respect to directors’ and officers’ liability insurance was approved by the required majority of shareholders who participated in the meeting and voted either in person or by proxy.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd. By: /s/ Philip A. Serlin Philip A. Serlin Chief Executive Officer

Dated: March 5, 2020